EXHIBIT 99.1

PRETIUM RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2015
(Expressed in Canadian Dollars)

Suite 2300, Four Bentall Centre
1055 Dunsmuir Street, PO Box 49334
Vancouver, BC V7X 1L4

Phone: 604-558-1784
Email: invest@pretivm.com

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standards, and within the framework of the summary of significant accounting policies in these consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.

“Robert A. Quartermain” Robert A. Quartermain Chief Executive Officer	“Tom S. Q. Yip” Tom S. Q. Yip Chief Financial Officer

March 10, 2016

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting under Rule 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934. The Securities Exchange Act of 1934 defines this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that may have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013).

Based upon our assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.

PricewaterhouseCoopers LLP, our independent auditors, has issued an audit report on internal control over financial reporting for the Company as of December 31, 2015, which is included herein.

“Robert A. Quartermain” Robert A. Quartermain Chief Executive Officer	“Tom S. Q. Yip” Tom S. Q. Yip Chief Financial Officer

March 10, 2016

March 10, 2016

Independent Auditor’s Report

To the Shareholders of Pretium Resources Inc.

We have completed integrated audits of Pretium Resources Inc.’s (the “Company”) December 31, 2015 and December 31, 2014 consolidated financial statements and its internal control over financial reporting as at December 31, 2015. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of the Company, which comprise the consolidated statements of financial position as at December 31, 2015 and December 31, 2014 and the consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Pretium Resources Inc. as at December 31, 2015 and December 31, 2014 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited Pretium Resources Inc.’s internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Controls over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal    control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding  prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets  that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

signed “PricewaterhouseCoopers LLP”

Chartered Professional Accountants
Vancouver, British Columbia March 10, 2016

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of Canadian dollars)

		December 31,	December 31,
	Note	2015	2014

ASSETS

Current assets
Cash and cash equivalents		$387,925	$34,495
Receivables and other	6	20,406	12,552
		408,331	47,047
Non-current assets
Mineral properties, plant and equipment	7	1,021,415	768,072
Other assets	9	41,504	-
Restricted cash	10	8,495	1,697
		1,071,414	769,769
Total assets		$1,479,745	$816,816

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	8	$48,004	$13,277
		48,004	13,277
Non-current liabilities
Long-term debt	9	428,829	-
Decommissioning and restoration provision	10	7,253	2,096
Deferred income tax	15	28,018	22,212
		512,104	37,585

EQUITY

Share capital	11	986,579	795,034
Contributed surplus	11	57,369	59,970
Deficit		(76,307)	(75,773)
		967,641	779,231
Total liabilities and equity		$1,479,745	$816,816

Commitments	16
Contingencies	17
Subsequent events	18

On behalf of the Board:
“Ross A. Mitchell”	“George N. Paspalas”
Ross A. Mitchell (Chairman of Audit Committee)	George N. Paspalas (Director)

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in thousands of Canadian dollars, except for share data)

		Year ended December 31,
	Note	2015	2014

EXPENSES

Share-based compensation	11	$6,181	$2,848
Salaries		4,599	1,894
Office		1,625	1,137
Investor relations		1,430	1,106
Professional fees		540	983
Insurance		533	345
Travel and accommodation		404	220
Listing and filing fees		343	264
Consulting		126	96
Amortization	7	88	70
Gain on sale of equipment		(47)	-

Operating loss		(15,822)	(8,963)

Foreign exchange (loss) gain		(3,082)	344
Financing and interest costs		(378)	-
Accretion of decommissioning and restoration provision	10	(85)	(36)
Interest income		714	406
Gain on financial instruments at fair value	9	24,110	-

Income (loss) before taxes		5,457	(8,249)

Deferred income tax expense	15	(5,991)	(4,196)

Net loss and comprehensive loss for the year		$(534)	$(12,445)

Basic and diluted loss per common share		$(0.00)	$(0.11)

Weighted average number of common shares outstanding		135,203,897	111,308,353

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian dollars)

		Year ended December 31,
	Note	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year		$(534)	$(12,445)
Items not affecting cash:
Accretion of decommissioning and restoration provision		85	36
Amortization		88	70
Gain on financial instruments at fair value	9	(24,110)	-
Deferred income tax expense	15	5,991	4,196
Gain on sale of equipment		(47)	-
Share-based compensation	11	6,181	2,848
Unrealized foreign exchange loss		3,119	-
Changes in non-cash working capital items:
Receivables and other		(1,816)	(621)
Accounts payable and accrued liabilities		115	611
Net cash used in operating activities		(10,928)	(5,305)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from credit facility, net		192,291	-
Proceeds from stream financing		198,750	-
Common shares issued	11	159,126	93,784
Share issue costs		(4,681)	(6,217)
Proceeds from exercise of stock options		24,171	-
Net cash generated by financing activities		569,657	87,567

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment	7	(203,224)	(68,725)
Mineral recoveries	7	210	9,872
Proceeds from sale of equipment		121	-
Restricted cash	10	(6,798)	(489)
Net cash used in investing activities		(209,691)	(59,342)

Change in cash and cash equivalents for the year		349,038	22,920

Cash and cash equivalents, beginning of the year		34,495	11,575
Effect of foreign exchange rate changes on cash and cash equivalents
		4,392	-
Cash and cash equivalents, end of the year		$387,925	$34,495

Supplemental cash flow information	13

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of Canadian dollars, except for share data)

	Note	Number of common shares	Share capital	Contributed surplus	Deficit	Total
Balance - December 31, 2013		105,051,050	$707,546	$53,821	$(63,328)	$698,039

Shares issued under flow-through agreement	11	3,425,327	26,307	-	-	26,307

Shares issued under marketed offering	11	7,855,650	61,868	-	-	61,868

Shares issued under private placement	11	496,054	3,916	-	-	3,916

Share issue costs		-	(6,217)	-	-	(6,217)

Deferred income tax on share issue costs		-	1,614	-	-	1,614

Value assigned to options vested		-	-	6,149	-	6,149

Loss for the year		-	-	-	(12,445)	(12,445)

Balance - December 31, 2014		116,828,081	$795,034	$59,970	$(75,773)	$779,231

Shares issued under private placement	11	23,430,324	152,126			152,126

Shares issued under flow-through agreement	11	800,000	5,968			5,968

Share issue costs	11		(4,681)			(4,681)

Deferred income tax on share issue costs			1,218			1,218

Shares issued upon exercise of options	11	4,010,000	36,914	(12,743)		24,171

Value assigned to options vested	11			10,142		10,142

Loss for the year					(534)	(534)

Balance - December 31, 2015		145,068,405	$986,579	$57,369	$(76,307)	$967,641

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

1.
NATURE OF OPERATIONS

Pretium Resources Inc. (the "Company") was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010. The address of the Company’s registered office is Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49334, Vancouver, BC, V7X 1L4.

The Company is in the business of acquiring, owning, evaluating and developing gold/silver/copper mineral interests and owns the Brucejack and Snowfield Projects located in Northwest British Columbia, Canada. The Company is in the process of developing the Brucejack Project and exploring the Snowfield Project.

The Company’s continuing operations and the underlying value and recoverability of the amount shown for mineral properties, plant and equipment is entirely dependent upon the existence of economically recoverable mineral reserves and resources, the ability of the Company to obtain the necessary financing to complete exploration and development, the ability to obtain the necessary permits to mine for exploration and evaluation assets, and future profitable production or proceeds from the disposition of the projects.

2.
BASIS OF PREPARATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit or loss (“FVTPL”) which are stated at their fair value.

These consolidated financial statements were authorized for issue by the Board of Directors on March 10, 2016.

3.
SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the financial statements of the Company and the entities controlled by the Company, its subsidiaries, listed in the following table:

Name of subsidiary	Place of incorporation	Proportion of ownership interest	Principal activity
Pretium Exploration Inc.	British Columbia, Canada	100%	Holds interest in the Brucejack and Snowfield Projects
0890696 BC Ltd.	British Columbia, Canada	100%	Holds real estate in Stewart, British Columbia

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

3.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when the Company has existing rights that give the Company the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a subsidiary’s share capital. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intercompany balances and transactions, including any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company and its subsidiaries is the Canadian dollar. These consolidated financial statements are presented in Canadian dollars, which is the Company’s presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuations where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss for the year.

Financial instruments

Cash and cash equivalents

Cash and cash equivalents comprise cash holdings in business and savings accounts held at major financial institutions with an original maturity date of three months or less.

Cash and cash equivalents and restricted cash are classified as loans and receivables and are recorded at amortized cost. Interest income is recognized by applying the effective interest rate.

Receivables

Receivables are classified as loans and receivables and accordingly are recorded initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less any impairment losses.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

3.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Derivatives

Derivative instruments, including embedded derivatives, are recorded at fair value through profit or loss and, accordingly, are recorded on the statement of financial position at fair value. Unrealized gains and losses on derivatives held for trading are recorded in profit or loss for the year. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

Accounts payable and accrued liabilities and debt

Accounts payable, accrued liabilities and debt are classified as other financial liabilities and are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

Impairment of financial assets

Financial assets are assessed for indicators of impairment at the end of each reporting year. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been adversely impacted.

Plant and equipment

Plant and equipment are carried at cost, less accumulated amortization and accumulated impairment losses. Cost comprises the fair value of consideration given to acquire an asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use along with the future cost of dismantling and removing the asset. When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (major components) of plant and equipment.

Plant and equipment are amortized over the estimated useful life of the assets using the straight line method to allocate their cost to their residual values over their estimated lives, as follows:

Camp infrastructure and buildings	10 – 25 years
Mine and exploration equipment	5 years
Office equipment, computer hardware and software	3 – 5 years

Amortization of plant and equipment commences when the asset is substantially complete and available for its intended use. The Company reviews residual values, amortization methods and useful lives annually. Any changes in estimates that arise from the review are accounted for prospectively.

Mineral property development costs

Mineral properties consists of the Brucejack Project carried at cost, less accumulated depletion. Costs of project development including gaining access to underground resources are capitalized to mineral properties. Once the mineral property is in production, it will be depleted using the units-of-production method. Depletion is determined each period using gold equivalent ounces mined over the asset’s estimated recoverable reserves.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

3.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Construction in progress

Costs recorded for assets under construction are capitalized as construction in progress. On completion, the cost of construction is transferred to the appropriate category of plant and equipment. No amortization is recorded until the assets are substantially complete and available for their intended use.

Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to prepare for its intended use are capitalized as part of the cost of the asset. Capitalization of borrowing costs begin when there are borrowings and activities commence to prepare an asset for its intended use. Capitalization of borrowing costs ends when substantially all activity necessary to prepare a qualifying asset for its intended use are complete. When proceeds of project specific borrowings are invested on a temporary basis, borrowing costs are capitalized net of any investment income.

Exploration and evaluation expenditures

Exploration and evaluation expenditures include the costs of acquiring licenses and costs associated with exploration and evaluation activity. Exploration and evaluation expenditures are capitalized. Mineral property acquisition costs are capitalized. Exploration and evaluation costs incurred before the Company has obtained the legal rights to explore an area are expensed.

Once the technical feasibility and commercial viability of the extraction of mineral reserves or resources from a particular mineral property has been determined, expenditures are reclassified to mineral property development costs within mineral properties, plant and equipment and are carried at cost until the properties to which the expenditures relate are sold, abandoned or determined by management to be impaired in value.

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, including:

•	The extent to which mineral reserves or mineral resources as defined in National Instrument 43-101 (“NI 43-101”) have been identified through a feasibility study or similar document;
•	The results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;
•	The status of environmental permits; and
•	The status of mining leases or permits.

Exploration and evaluation assets are tested for impairment immediately prior to reclassification to mineral property development costs.

Mineral exploration tax credits

Mineral exploration tax credits on eligible mineral exploration expenditures incurred are treated as a reduction of capitalized mineral properties. The credits are recorded when the amount is reliably measurable and it is considered probable that the tax credit will be recovered.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

3.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Mineral recoveries

The incidental proceeds from the sale of gold recovered from activities conducted during the exploration and evaluation stage are offset against the carrying value of the associated mineral properties, plant and equipment.

Impairment of non-financial assets

The carrying amounts of assets included in mineral properties, plant and equipment are reviewed for impairment whenever facts and circumstances suggest that the carrying amounts may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash generating unit to which the asset belongs is determined. The recoverable amount of an asset or cash generating unit is determined as the higher of its fair value less costs of disposal and its value in use. An impairment loss exists if the asset’s carrying amount exceeds the recoverable amount, and is recorded as an expense immediately.

Value in use is determined as the present value of the future cash flows expected to be derived from continuing use of an asset or cash generating unit in its present form. These estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash generating unit for which estimates of future cash flows have not been adjusted.

Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date. Costs of disposal are incremental costs directly attributable to the disposal of an asset. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources and operating and capital costs. All inputs used are those that an independent market participant would consider appropriate.

Tangible assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstances indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount, but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior periods. A reversal of an impairment loss is recognized into profit or loss immediately.

Decommissioning and restoration provision

An obligation to incur decommissioning and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property. Such costs are estimated and discounted to their net present value and capitalized to the carrying amount of the related asset along with the recording of a corresponding liability, as soon as the obligation to incur such costs arises. Discount rates using a pre-tax rate that reflect risks specific to the liability are used to calculate the net present value. The liability is adjusted each year for the unwinding of the discount rate, changes to the current market-based discount rate, and for the amount or timing of the underlying cash flows needed to settle the obligation.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

3.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Income taxes

Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Deferred tax is provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates at the end of the reporting year applicable to the year of expected realization.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Flow-through shares

The issuance of flow-through common shares results in the tax deductibility of the qualifying resource expenditures funded from the proceeds of the sale of such shares being transferred to the purchasers of the shares. On the issuance of such shares, the Company bifurcates the flow-through shares into: a flow-through share premium, equal to the estimated premium that investors pay for the flow-through feature, which is recognized as a liability, and share capital. As the related exploration expenditures are incurred, the Company derecognizes the premium liability and recognizes a related income tax recovery.

Share-based payment transactions

Options granted under the Company’s equity settled share-based option plan are measured at fair value at the date of grant and recognized as an expense with a corresponding increase in contributed surplus in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. Equity-settled share-based payment transactions with non-employees are measured at the fair value of the goods or services received. However, if the fair value cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the non-employee receives the goods or the services.

Cash-settled payment transactions such as Restricted Share Units (“RSU’s”) are initially measured at fair value at the date of grant and recognized as an expense with a corresponding accrued liability with subsequent re-measurement to fair value at each reporting date.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

3.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

The fair value at grant date of all share-based payments is recognized as share-based compensation expense over the period for which benefits of services are expected to be derived, with a corresponding credit to contributed surplus or accrued liabilities depending on whether they are equity-settled or cash-settled. The fair value of stock options granted is estimated using the Black-Scholes option pricing model. The fair value of RSU’s is estimated based on the quoted market price of the Company’s common shares. When awards are forfeited, the expense previously recognized is proportionately reversed. When share-based payments are granted in exchange for services directly related to specific exploration or development projects, the expense is capitalized to that asset.

Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

4.
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Key sources of judgment and estimation uncertainty

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying its accounting policies. Estimates and other judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the financial statements that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities:

•	Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2015.

•	Determination of commercial viability and technical feasibility of the Brucejack Project

The application of the Company’s accounting policy for mineral property development costs requires judgment to determine when technical feasibility and commercial viability of the Brucejack Project was demonstrable. The Company considered the positive NI 43-101 compliant Feasibility Study, the receipt of key environmental permits and the completed construction financing and concluded that commercial viability and technical feasibility of the Brucejack Project had been confirmed in the quarter ended September 30, 2015. At this point, the asset was reclassified to mineral properties and construction in progress and tested for impairment.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont’d)

•	Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, commercial viability and technical feasibility and estimated project economics. Management has assessed impairment indicators on the Company’s mineral properties, plant and equipment and has concluded that no impairment indicators exist as of December 31, 2015.

•	Fair value of derivatives and other financial liabilities

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. Refer to Note 9 and 14 for further details on the methods and assumptions associated with the construction financing.

5.
NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

New standards, amendments and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations that have been issued but are not yet effective. None of these are expected to have a significant effect on the consolidated financial statements except the following:

•
IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change for liabilities is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income (loss) rather than in net earnings. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently assessing the impact of IFRS 9.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

5.	NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS (Cont’d)

•
IFRS 15, Revenue from Contracts with Customers deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, Revenue and IAS 11, Construction contracts and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company currently does not have any revenue however, prior to commencement of commercial production, the Company will assess the impact of IFRS 15.

•
IFRS 16, Leases addresses accounting for leases and lease obligations. It replaces the existing leasing guidance in IAS 17, Leases. The objective of the new standard is to report all leases on the statement of financial position and to define how leases and lease liabilities are measured. IFRS 16 is effective January 1, 2019 with early adoption permitted for companies that also apply IFRS 15. The Company is currently assessing the impact of IFRS 16.

There are no other IFRS’s or IFRIC interpretations that are not yet effective that are expected to have a material impact on the Company.

6.	RECEIVABLES AND OTHER

	December 31, 2015	December 31, 2014
BC Mineral Exploration Tax Credit receivable	$13,207	$9,740
Taxes receivable	4,790	1,651
Prepayments and deposits	2,386	526
Other receivables	23	121
Gold sales receivable	-	514
	$20,406	$12,552

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties	Construction in progress	Plant and equipment	Exploration and evaluation assets	Total

Year ended December 31, 2014

Cost
Balance, beginning of year	$-	$-	$11,506	$452,178	$463,684
Additions	-	-	1,930	320,385	322,315
Recoveries	-	-	-	(13,325)	(13,325)
Balance, end of year	$-	$-	$13,436	$759,238	$772,674

Accumulated depreciation and depletion
Balance, beginning of year	$-	$-	$2,848	$-	$2,848
Amortization and depletion	-	-	1,754	-	1,754
Balance, end of year	$-	$-	$4,602	$-	$4,602

Net book value - December 31, 2014	$-	$-	$8,834	$759,238	$768,072

Year ended December 31, 2015

Cost
Balance, beginning of year	$-	$-	$13,436	$759,238	$772,674
Additions	-	91,436	7,135	159,158	257,729
Recoveries	(2,063)	-	-	-	(2,063)
Disposals	-	-	(234)	-	(234)
Transfer from exploration and
evaluation assets	515,369	83,811	-	(599,180)	-
Balance, end of year	$513,306	$175,247	$20,337	$319,216	$1,028,106

Accumulated depreciation and depletion
Balance, beginning of year	$-	$-	$4,602	$-	$4,602
Amortization and depletion	-	-	2,249	-	2,249
Disposals	-	-	(160)	-	(160)
Balance, end of year	$-	$-	$6,691	$-	$6,691

Net book value - December 31, 2015	$513,306	$175,247	$13,646	$319,216	$1,021,415

Recoveries consist of BC Mineral Exploration Tax Credits receivable from the Government of Canada and incidental proceeds from the sale of gold recovered.

Mineral properties

Mineral properties consist solely of the Brucejack Project. The Company and the Nisga’a Nation have entered into a comprehensive Cooperation and Benefits Agreement in respect of the Brucejack Project. Under the terms of the Agreement, the Nisga’a Nation will provide ongoing support for the development and operation of Brucejack with participation in its economic benefits.

The Brucejack Project is subject to a 1.2% net smelter returns royalty on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

7.
MINERAL PROPERTIES, PLANT AND EQUIPMENT (Cont’d)

On July 31, 2015, the Company received an Environmental Assessment Decision Statement from the Federal Minister of the Environment which found that the Brucejack Project was not likely to cause significant adverse environmental effects. Subsequent to this, the British Columbia Minister of Energy and Mines issued a Mines Act Permit approving the mine plan and reclamation program allowing commercial production at the Brucejack Project. With receipt of the permits, the development decision from the Board of Directors and the completion of the construction financing, the Brucejack Project has transitioned from an exploration and evaluation asset under IFRS 6 to mineral properties, plant and equipment under IAS 16.

At the time of the transition from exploration and evaluation to mineral properties, plant and equipment, the Company completed an impairment test as required by IFRS 6. The impairment test compared the carrying amount of the Brucejack Project to its recoverable amount. The recoverable amount is the higher of the fair value less costs of disposal and value in use. The Company estimated the recoverable amount based on the fair value less costs of disposal using a discounted cash flow model with feasibility study economics. The significant assumptions that impact the resulting fair value include future gold and silver prices, exchange rates, capital cost estimates, operating cost estimates, estimated reserves and resources and the discount rate. Upon completion of the impairment test, the Company concluded there was no impairment.

Plant and equipment

During the year ended December 31, 2015, $88 (2014 - $70) of amortization was recognized in the statement of loss and $2,161 (2014 - $1,684) was capitalized within mineral properties.

Exploration and evaluation assets

Exploration and evaluation assets consists primarily of the Snowfield Project as well as additional regional drilling.

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	December 31,
	2015	2014

Trade payables	$27,436	$9,315
Accrued liabilities	20,501	3,900
Restricted share unit liability	67	62
	$48,004	$13,277

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

9.
LONG-TERM DEBT

On September 21, 2015, the Company closed a construction financing comprised of a credit facility for US$350,000, an offtake agreement, a US$150,000 callable gold and silver stream agreement and a private placement of common shares for US$40,000. The Company received credit facility proceeds of US$150,000, before an arrangement fee of US$4,500, gold and silver stream proceeds of US$150,000 and common share proceeds of US$40,000 upon closing.

The Company recorded the following at closing:

Assets
Loan commitment under senior secured term credit facility	(US$23,589)	$31,530
Embedded derivatives in senior secured term credit facility	(US$5,152)	6,826
Total		$38,356

Liabilities
Senior secured term credit facility (a):
Principal drawn	(US$150,000)	$198,750
Adjustment to carrying amount		(35,230)
Total		$163,520

Offtake obligation (b)	(US$50,662)	$67,127

Stream obligation (c)	(US$150,000)	$198,750

Equity
Common shares	(US$40,000)	$53,000

Transaction costs associated with the credit facility and common shares have been recorded as part of the associated financing. Transaction costs attributable to the offtake and stream obligations have been expensed as incurred.

Pursuant to the construction financing agreements, the Company is subject to a number of non-financial covenants, including restrictions on future financings while amounts remain outstanding under the senior secured term credit facility.

As at December 31, 2015, the Company’s long-term debt consisted of the following:

	Senior secured term credit facility	Offtake obligation	Stream obligation	Total long-term debt
Balance, December 31, 2014	$-	$-	$-	$-
Issuance on closing of construction financing	163,520	67,127	198,750	429,397
Interest expense including amortization of discount	6,270	-	-	6,270
Gain on financial instruments at fair value	-	(2,421)	(11,928)	(14,349)
Foreign exchange loss	7,511	-	-	7,511
Balance, December 31, 2015	$177,301	$64,706	$186,822	$428,829

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

9.	LONG-TERM DEBT (Cont’d)

(a)	Senior secured term credit facility

Pursuant to the terms of the senior secured term credit facility, the Company can borrow up to US$350,000, which bears interest at a stated rate of 7.5%, compounded quarterly and payable upon maturity. The credit facility is secured by substantially all of the assets of the Company and its subsidiaries.

On September 21, 2015, the Company received the initial advance of US$150,000. Subsequent advances will be available starting 6 months following the closing date and ending 18 months following the closing date. Each subsequent advance shall be for a minimum of US$5,000 and a maximum of US$50,000 and is subject to a 3% arrangement fee at the time of draw.

The credit facility matures December 31, 2018 and is subject to an extension for one year, at the Company’s option upon payment of an extension fee of 2.5% of the principal amount, including accumulated interest. The Company has the right to repay at par plus accrued interest after the second anniversary of closing and upon payment of 2.5% of principal prior to the second anniversary.

The Company has determined the prepayment and extension options in the credit facility are embedded derivatives that are required to be separated from the credit facility obligations and recorded at fair value initially and at each statement of financial position date, with changes in fair value recorded in profit or loss. These embedded derivatives are recorded on the statement of financial position as other assets. From inception to December 31, 2015, the change in fair value of these embedded derivatives was a fair value gain of $3,148.

In conjunction with the credit facility, the Company entered into an agreement to sell the gold produced at the Brucejack Project (the “Offtake obligation”). The Offtake obligation (discussed below), compensates for a lower stated interest rate on the credit facility and is presented as a reduction to the carrying amount of the drawn portion of the credit facility and an asset representing the initial fair value of the undrawn loan commitment. As the balance of the credit facility is drawn, the loan commitment will be reclassified as a reduction in the resulting loan and amortized over the life of the associated liability on an effective interest rate basis.

As a result of the impact of the Offtake obligation, the arrangement fees and the prepayment and extension options, the effective interest rate on the drawn portion of the credit facility is 13.7%. From inception to December 31, 2015, the Company capitalized $6,270 of interest on the credit facility to mineral properties, plant and equipment.

(b)	Offtake obligation

The Company has entered into an agreement pursuant to which it will sell 100% of refined gold (in excess of any delivered ounces pursuant to the stream obligation) up to 7,067,000 ounces. The final purchase price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale.

The Company has the option to reduce the Offtake obligation by up to 75% by paying (a) US$11 per remaining ounce effective December 31, 2018 or (b) US$13 per ounce effective December 31, 2019 on the then remaining undelivered gold ounces.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

9.
LONG-TERM DEBT (Cont’d)

The Company has determined the Offtake obligation represents a derivative liability. Accordingly, the Offtake obligation, which is primarily a function of the purchaser’s gold price option feature, is re-measured at fair value at each statement of financial position date, with changes in fair value being recorded in profit or loss. From inception to December 31, 2015, the change in fair value of the Offtake obligation was a fair value gain of $2,421.

(c)	Stream obligation

The Company has entered into a stream arrangement from which it received a US$150,000 deposit on September 21, 2015. Pursuant to the stream, the Company is obligated to deliver, subject to prepayment options, 8% of up to 7,067,000 ounces of refined gold and 8% of up to 26,297,000 ounces of refined silver commencing on January 1, 2020 (less gold and silver sold to date) and a payment of US$20,000. Upon delivery, the Company is entitled to (a) for gold, the lesser of US$400 per ounce and the gold market price and (b) for silver, the lesser of US$4 per ounce and the silver market price. Any excess of market over the fixed prices above are credited against the deposit. Any remaining uncredited balance of the deposit is repayable, without interest, upon the earlier of the date (i) the aggregate stated gold and silver quantities have been delivered and (ii) 40 years.

The Company has the option to repurchase the stream obligation for US$237,000 on December 31, 2018 or US$272,000 on December 31, 2019. Alternatively, the Company may reduce the stream obligation to (a) 3% on December 31, 2018 (and accelerate deliveries under the stream to January 1, 2019) or (b) 4% on December 31, 2019 (in which case deliveries will commence on January 1, 2020) on payment of US$150,000.

In the event of certain change of control events prior to January 1, 2020 (or the date the deposit is reduced to nil, if earlier), the Company and the counterparty each have an option pursuant to which the Company would repurchase the stream obligation in exchange equal to the greater of (a) 13.6% of consideration received as a result of the triggering event and (b) an amount that will result in the counterparty receiving a 15% annualized return on the stream obligation.

The Company has determined that the stream obligation is in substance a debt instrument with embedded derivatives linked to gold and silver commodity prices and interest rates. The Company has elected to measure the stream obligation in its entirety at fair value through profit or loss. The stream obligation will be re-measured at fair value at each statement of financial position date, with changes in the fair value being recorded in profit or loss. From inception to December 31, 2015, the stream obligation decreased by $11,928. As the stream is in substance a debt instrument, the effective interest on the debt host is capitalized as a borrowing cost during the development of the Brucejack Project. From inception to December 31, 2015, the Company capitalized $6,613 of interest on the stream debt to mineral properties, plant and equipment. The capitalized interest was reclassified from the gain on financial instruments at fair value recorded in the statement of loss. The effective interest rate on the stream obligation is 9.5%.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

10.	DECOMMISSIONING AND RESTORATION PROVISION

(a)	Reclamation bonds

In relation to the Brucejack Project, the Company has $8,495 of restricted cash (2014 - $1,697) which includes $5,567 in the form of Guaranteed Investment Certificates and Letters of Credit as security deposits with various government agencies in relation to decommissioning and restoration provisions.

(b)	Decommissioning and restoration provision

The Company has a liability for remediation of current and past disturbances associated with the exploration and development activities at the Brucejack and Snowfield Projects. The decommissioning and restoration provision is as follows:

	December 31,	December 31,
	2015	2014
Opening balance	$2,096	$1,900
Change in discount rate	(696)	-
Change in amount and timing of cash flows	5,768	160
Accretion	85	36
Ending balance	$7,253	$2,096

In 2015, the provision increased due to continued development of the Brucejack Project. The Company used an inflation rate of 1.9% (2014 – 1.8%) and a discount rate of 2.4% (2014 – 1.9%) in calculating the estimated obligation. The liability for retirement and remediation on an undiscounted basis before inflation is $8,062 (2014 - $2,032).

11.	CAPITAL AND RESERVES

(a)	Authorized share capital

At December 31, 2015, the authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares with no par value.

On September 21, 2015, as part of the construction financing, the Company completed a private placement of 7,696,008 common shares at US$5.1975 per share for gross proceeds of US$40,000 (before share issue costs of US$686).

On June 8, 2015, the Company completed a private placement of 800,000 flow-through common shares at a price of $8.75 per flow-through share for gross proceeds of $7,000. The Company bifurcated the gross proceeds between share capital of $5,968 (before share issue costs of $127) and flow-through share premium of $1,032.

On January 15, 2015, the Company completed a private placement of 12,836,826 common shares at $6.30 per share for gross proceeds of $80,872 resulting in the acquirer owing approximately 9.9% of the Company’s issued and outstanding shares. As a result of this agreement, the Company entered into additional subscription agreements with holders who wished to maintain their respective pro rata interest in the Company. Thus, on January 21, 2015, the Company issued an additional 2,897,490 common shares at $6.30 per share for gross proceeds of $18,254. The combined gross proceeds of these two offerings was $99,126 (before share issue costs of $3,470).

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

11.
CAPITAL AND RESERVES (Cont’d)

On July 29, 2014, the Company closed a marketed offering of 8,280,000 common shares at a price of US$7.25 per share with the Company receiving gross proceeds of US$49,525 for the sale of 6,831,000 common shares. The remaining 1,449,000 common shares were sold by Silver Standard Resources Inc. (“Silver Standard”) in a secondary offering pursuant to its existing registration rights to participate in offerings of securities by the Company in an amount equal to the total number of common shares being offered multiplied by their current ownership percentage. On August 15, 2014, the Company closed the over-allotment option of 1,242,000 common shares at a price of US$7.25 per share pursuant to the marketed offering that closed on July 29, 2014. The Company received gross proceeds of approximately US$7,400 for the sale of 1,024,650 additional shares. The remaining 217,350 additional shares were sold by Silver Standard. On August 15, 2014, the Company also closed a private placement of 496,054 common shares at a price of US$7.25 per share for gross proceeds of approximately US$3,596 to a holder who wished to maintain their respective pro rata interest in the Company.

On March 6, 2014, the Company closed a private placement of 568,182 Investment Tax Credit flow-through common shares at a price of $8.80 per flow-through share and 2,857,145 Canadian Exploration Expense flow-through common shares at a price of $8.05 per flow-through share for aggregate proceeds of $28,000. The Company bifurcated the gross proceeds between share capital of $26,307 (before share issue costs of $1,816) and flow-through share premium of $1,693.

(b)	Share Option Plan

The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may from time to time, in their discretion, and in accordance with Toronto Stock Exchange requirements, grant to its directors, officers, employees and consultants of the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issue does not exceed 10% of the number of then outstanding common shares. Such options can be exercisable for a maximum of five years from the date of grant. The exercise price of each share option is set by the Board of Directors at the time of grant but cannot be less than the market price. Vesting of share options is at the discretion of the Board of Directors at the time the options are granted.

The following table summarizes the changes in stock options for the year ended December 31:

	2015		2014
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, January 1	10,810,950	$8.48	9,841,950	$8.63
Granted	2,851,000	7.84	991,500	7.02
Exercised	(4,010,000)	6.03	-	-
Forfeited	(209,000)	12.53	(22,500)	(13.06)
Outstanding, December 31	9,442,950	$9.23	10,810,950	$8.48

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

11.	CAPITAL AND RESERVES (Cont’d) The following table summarizes information about stock options outstanding and exercisable at December 31, 2015:

	Stock options outstanding		Stock options exercisable
Exercise prices	Number of options outstanding	Weighted average years to expiry	Number of options exercisable	Weighted average exercise price
$5.85 - $7.99	4,217,000	3.54	3,023,250	$6.48
$8.00 - $9.99	1,780,250	3.21	1,118,250	9.03
$10.00 - $11.99	1,975,700	0.72	1,975,700	11.53
$12.00 - $13.99	1,325,000	1.92	1,325,000	13.69
$14.00 - $15.99	20,000	1.27	20,000	14.67
$16.00 - $17.99	125,000	1.08	125,000	16.48
Outstanding, December 31, 2015	9,442,950	2.62	7,587,200	$9.61

The total share option compensation expense for the year ended December 31, 2015 was $9,983 (2014 - $6,149) of which $5,719 (2014 - $2,820) has been expensed in the statement of loss and $4,264 (2014 - $3,329) has been capitalized to mineral properties, plant and equipment.

The following are the weighted average assumptions employed to estimate the fair value of options granted for the year ended December 31, 2015 and year ended December 31, 2014 using the Black-Scholes option pricing model:

	2015	2014
Risk-free interest rate	0.91%	1.43%
Expected volatility	65.4%	67.2%
Expected life	5 years	5 years
Expected dividend yield	Nil	Nil

Option pricing models require the input of subjective assumptions including the expected price volatility, and expected option life. Changes in these assumptions may have a significant impact on the fair value calculation.

(c)	Restricted Share Unit (“RSU”) Plans

The Company adopted the RSU Plans to allow the Board of Directors to grant its employees and consultants, non-transferable share units based on the value of the Company’s share price at the date of grant. The awards have a graded vesting schedule over a three-year period.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

11.
CAPITAL AND RESERVES (Cont’d)

2014 RSU Plan

Under the 2014 RSU Plan, the awards are cash-settled immediately upon vesting. The following table summarizes the changes in the 2014 RSU’s for the year ended December 31:

	2015		2014
	Number of RSU's	Weighted average fair value	Number of RSU's	Weighted average fair value
Outstanding, January 1	330,992	$6.84	-	$-
Granted	-	-	330,992	6.84
Settled	(109,271)	7.46	-	-
Forfeited / expired	(6,023)	8.24	-	-
Outstanding, December 31	215,698	$6.84	330,992	$6.84

At December 31, 2015, a liability of $67 (2014 - $62) was outstanding and included in accounts payable and accrued liabilities. For the year ended December 31, 2015, $358 (2014 - $28) has been recorded to share-based compensation expense and $450 (2014 - $35) has been capitalized to mineral properties, plant and equipment.

2015 RSU Plan

Under the 2015 RSU Plan, subject to shareholder approval, the awards will be treated as equity-settled transactions. The following table summarizes the changes in the 2015 RSU’s for the year ended December 31:

	2015		2014
	Number of RSU's	Weighted average fair value	Number of RSU's	Weighted average fair value
Outstanding, January 1	-	$-	-	$-
Granted	861,344	7.55	-	-
Settled	-	-	-	-
Forfeited / expired	-	-	-	-
Outstanding, December 31	861,344	$7.55	-	$-

For the year ended December 31, 2015, $104 (2014 - nil) has been recorded to share-based compensation expense and $55 (2014 - nil) has been capitalized to mineral properties, plant and equipment.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

12.
RELATED PARTIES

Transactions with key management

Key management includes the Company’s directors (executive and non-executive) and executive officers including its Chairman and CEO (the “CEO”), its President (the “President”), its Chief Operating Officer and Vice President (the “COO”), its Chief Financial Officer (the “CFO”) and Chief Exploration Officer and Vice President (the “CExO”).

Directors and key management compensation:

	For the year ended
	December 31,	December 31,
	2015	2014
Salaries, benefits and management fees	$4,979	$1,641
Share-based compensation	7,072	4,052
	$12,051	$5,693

Employment agreements

The Company has entered into employment agreements with its CEO, President, COO, CFO and CExO.

Under the employment agreements, the CEO receives a base salary of $500 per year, benefits, an annual performance bonus of 0.25% of the annual increase in the market capitalization of the Company, provided the increase in market capitalization is 10% or more, and the Board of Directors may award a discretionary amount. The President receives a base salary of $450 per year, the COO receives a base salary of $400 per year, the CFO receives a base salary of $375 per year and the CExO receives a base salary of $350 per year. Each of the President, COO, CFO and CExO are entitled to extended benefits and are eligible for an annual bonus determined at the discretion of our Board. The CEO, President, COO, CFO and CExO are also entitled, on termination without cause, to twenty-four months’ salary and twice the average annual performance bonus earned in the three years immediately preceding termination.

13.	SUPPLEMENTAL CASH FLOW INFORMATION

	For the year ended
	December 31,	December 31,
	2015	2014
Net change in non-cash working capital items
included in mineral properties, plant and equipment:
Taxes receivable	$(6,036)	$(3,902)
Accounts payable and accrued liabilities	33,806	4,280
	$27,770	$378

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

14.
FINANCIAL RISK MANAGEMENT

Financial risk management

The Company has exposure to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from its use of financial instruments.

This note presents information about the Company's exposure to each of these risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital.

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.

(a)	Market risk

(i)	Currency risk

The Company is subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them.  Exchange gains and losses would impact profit or loss.

The Company is exposed to currency risk through cash and cash equivalents, accounts payable and accrued liabilities and long-term debt which are denominated in US dollars. The Company has not hedged its exposure to currency fluctuations at this time.

The following table shows the impact on pre-tax profit of a 10% change in the USD/CAD exchange rate on financial assets and liabilities denominated in US dollars as of December 31, 2015, with all other variables held constant:

	Impact of currency rate change on pre-tax profit
	10% increase	10% decrease
Cash and cash equivalents	$5,290	$(5,290)
Other assets	997	(997)
Accounts payable and accrued liabilities	(360)	360
Offtake obligation	(6,471)	6,471
Senior secured term credit facility	(17,730)	17,730
Stream obligation	(18,682)	18,682

(ii)	Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

The Company is also subject to interest rate risk with respect to the fair value of long-term debt, in particular, the fair value of the embedded derivatives under the senior secured term credit facility, the offtake obligation and the stream obligation, which are accounted for at fair value through profit or loss.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

14.	FINANCIAL RISK MANAGEMENT (Cont’d)

The following table shows the impact on pre-tax profit of a 1% change in interest rates on financial assets and liabilities as of December 31, 2015, with all other variables held constant:

	Impact of interest rate change on pre-tax profit
	1% increase	1% decrease
Cash and cash equivalents	$1,539	$(1,539)
Other assets	1,193	(1,124)
Offtake obligation	3,759	(3,686)
Stream obligation	12,222	(11,965)

(iii)	Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation and political and economic conditions. The Company has not hedged the price of any commodity at this time.

The financial instruments impacted by commodity prices are the offtake obligation (a derivative liability) and the stream obligation.

The following table shows the impact on pre-tax profit from changes in the fair values of financial instruments with a 10% change in gold and silver commodity prices. The impact of a 10% movement in commodity prices as of December 31, 2015, with all other variables held constant, is as follows:

	Impact of price change on pre-tax profit
	10% increase	10% decrease
Offtake obligation	$(4,725)	$5,226
Stream obligation	(13,891)	17,877

(b)	Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and restricted cash. The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents with high-credit quality financial institutions.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. To the extent the Company does not believe it has sufficient liquidity to meet obligations, it will consider securing additional equity or debt funding.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

14.	FINANCIAL RISK MANAGEMENT (Cont’d)

The Company's cash and cash equivalents are currently invested in business and savings accounts with high-credit quality financial institutions which are available on demand by the Company for its programs. The Company also holds government bonds to support future environmental obligations.

The Company’s financial obligations consist of accounts payable and accrued liabilities and long-term debt consisting of the credit facility, the offtake obligation and the stream obligation.

The maturity analysis of financial liabilities as at December 31, 2015 is as follows:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Accounts payable
and accrued liabilities	$48,004	$-	$-	$-	$48,004
Senior secured term credit
facility (US$192,029)	-	265,768	-	-	265,768
Offtake obligation	-	-	-	-	64,706
Stream obligation	-	-	-	-	186,822

Amounts related to the senior secured term credit facility are shown based on contractual maturity of the host. The Company has a term extension option (reflected in the embedded derivative) that could extend repayment to 2019.

No contractual maturities are reflected with respect to the offtake and stream obligations. Amounts owing in relation to the offtake and stream obligations are contingent on future production and the price of the underlying commodities or on the Company’s exercise of the early buyout options described in note 9(b) and 9(c) above.

Capital management

The Company’s objectives in the managing of the liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of debt instruments and equity attributable to common shareholders, comprising of issued share capital, contributed surplus, accumulated comprehensive income and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets to facilitate the management of its capital requirements. The Company prepares annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company has sufficient funds to meet its current operating, exploration and development obligations.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

14.
FINANCIAL RISK MANAGEMENT (Cont’d)

Fair value estimation

The Company’s financial assets and liabilities are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3:	Inputs for the asset or liability that are not based on observable market data

The following table presents the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. Each of these financial instruments are classified as Level 3 as their valuation includes significant unobservable inputs.

December 31,
2015
Assets
Financial assets at fair value through profit or loss
Embedded derivatives under the senior secured term credit facility	$9,974
$9,974

Liabilities
Financial liabilities at fair value through profit or loss
Offtake obligation	$64,706
Stream obligation	186,822
$251,528

The embedded derivative assets were valued using the Monte Carlo simulation valuation models with principal inputs related to the credit facility including the risk-free interest rate, the Company’s and lender’s credit spread and foreign exchange rates.

The offtake and stream obligations were valued using Monte Carlo simulation valuation models. The key inputs used by the Monte Carlo simulation in valuing both the offtake and stream obligations include: the gold forward curve based on Comex futures, long-term gold volatility, call option exercise prices, risk-free rate of return and spot USD/CAD foreign exchange rates.

In addition, in valuing the stream obligation, management used the following significant observable inputs: the silver forward curve based on Comex futures and the long-term silver volatility and gold/silver correlation.

The valuation of the offtake and stream obligations also require estimation of the Company’s non-performance or credit risk and the anticipated production schedule of gold and silver ounces delivered over the life of mine.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

15.	TAXATION

(a)      Deferred income tax liability

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes gives rise to deferred tax assets (liabilities) as follows:

	December 31,	December 31,
	2015	2014
Tax loss carry forwards	$23,583	$17,205
Financing costs	4,159	2,612
Decommissioning and restoration provision	1,886	501
Long term debt and other	(6,620)	2,538
Mineral interests	(51,026)	(45,068)
Deferred income tax liability	$(28,018)	$(22,212)

The Company has tax losses in Canada of approximately $90,705 (2014 - $66,172) expiring in various amounts from 2030 to 2035. The Company also has investment tax credits totaling approximately $11,247 (2014 - $7,220).

(b)      Income tax expense

The Company’s tax expense is comprised of the following:

	For the year ended
	December 31,	December 31,
	2015	2014
Current tax expense	$-	$-
Deferred tax expense	5,991	4,196
Total tax expense	$5,991	$4,196

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates of 26% as follows:

	For the year ended
	December 31,	December 31,
	2015	2014
Expected tax recovery	1,419	(2,135)
Share-based compensation and other items	3,784	745
Flow-through shares	1,820	7,280
Flow-through share premium	(1,032)	(1,694)
Income tax expense	$5,991	$4,196

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

16.	COMMITMENTS The following table provides the Company’s gross contractual obligations as of December 31, 2015:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Office lease	$688	$1,544	$-	$-	$2,232
Decommissioning and
restoration provision	11	81	-	7,161	7,253
Repayment of credit facility
(US$192,029)	-	265,768	-	-	265,768
	$699	$267,393	$-	$7,161	$275,253

Pursuant to the stream agreement, the Company is obligated to deliver, subject to prepayment options, 8% of up to 7,067,000 ounces of refined gold and 8% of up to 26,297,000 ounces of refined silver commencing on January 1, 2020 and a payment of US$20,000.

Under the offtake agreement, the Company is obligated to sell 100% of refined gold (in excess of any delivered ounces pursuant to the stream obligation) up to 7,067,000 ounces. The final purchase price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale.

17.	CONTINGENCIES

a) Canadian Class Actions

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action against the Company, Robert Quartermain (a director, the President and the CEO of the Company) and Snowden Mining Industry Consultants Ltd. (the “Wong Action”).

A similar proposed class action was filed by Roksana Tahzibi, a shareholder of the Company, on November 1, 2013 (the “Tahzibi Action”). The defendants in the Tahzibi Action are the Company, Mr. Quartermain, Joseph Ovsenek (an officer and director of the Company), Kenneth McNaughton (an officer of the Company), Ian Chang (an officer of the Company) and Snowden Mining Industry Consultants Ltd.

The Wong Action and Tahzibi Action (together, the “Ontario Actions”) were filed in the Ontario Superior Court of Justice.

The plaintiffs in the Ontario Actions seek certification of a class action on behalf of a class of persons, wherever they reside, who acquired the Company’s securities. In the Wong Action, the class period is between November 22, 2012 and October 22, 2013. In the Tahzibi Action, the class period is between July 23, 2013 and October 22, 2013.

The plaintiffs in the Ontario Actions allege that certain of the Company’s disclosures contained material misrepresentations or omissions regarding Brucejack, including statements with respect to probable mineral reserves and future gold production at Brucejack. The plaintiffs further allege that until October 22, 2013 the Company failed to disclose alleged reasons provided by Strathcona Mineral Services Ltd. for its resignation as an independent qualified person overseeing the bulk sample program. According to the plaintiffs in the Ontario Actions, these misrepresentations and omissions are actionable under Ontario’s Securities Act, other provincial securities legislation and the common law.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of Canadian dollars, except for share data)

17.
CONTINGENCIES (Cont’d)

The Wong Action claims $60 million in general damages. The Tahzibi Action claims $250 million in general damages. The plaintiffs in the Ontario Actions have asked for the appointment of a case management judge. There have been no further steps in the Ontario Actions.

The Company believes that the allegations made against it in Ontario Actions are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome of the Ontario Actions.

b) United States Class Actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against the Company and certain of its officers and directors, alleging that defendants violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Project. All five actions were filed in the United States District Court for the Southern District of New York.

In January 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552 (PGG). The Court has appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased or otherwise acquired the Company’s common shares between June 11, 2013 and October 21, 2013.

In March 2014, the plaintiffs filed a consolidated amended class action complaint, which the Company moved to dismiss in May 2014. In July 2014, the plaintiffs filed a second consolidated amended class action complaint (“Second Amended Complaint”). The Company moved to dismiss the Second Amended Complaint on September 5, 2014. Plaintiffs filed their Opposition to the Company’s Motion to Dismiss on October 20, 2014, and the Company filed a reply brief on November 19, 2014. The Court has not yet issued a decision on the motion.

The Company believes that the allegations made against it in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings.

18.	SUBSEQUENT EVENTS

On March 1, 2016, the Company closed a marketed offering of 28,384,000 common shares at a price of US$4.58 per common share for aggregate gross proceeds of US$129,999 which includes the exercise of the full amount of the over-allotment option of 2,174,000 common shares.